Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

The following is an excerpt from the 3rd Quarter earnings conference call presentation held on August 8, 2017.

CH2M Acquisition • A Compelling Strategic Fit That Delivers on Our Strategy Blueprint –Targets highest growth, highest margin industries – Builds on common cultures and shared values – Expected to achieve significant financial benefits • Enhance Shareholder Value – Differentiated client solutions – Industry leading talent – Advances profitable growth strategy – Cost synergies • Estimated closing in Q1 FY2018 Jacobs + CH2M – Creating A Premier, Global Solutions Leader CH2M, Water Canal Pedestrian Bridge | Dubai

Jacobs + CH2M • Significant Due Diligence Conducted; Confirmed: – Exit of power EPC & transportation design-build – Risk mitigation steps implemented on remaining two projects – Transformation driving measurable improvement – Step-change in profitability, new awards up 25% YTD, adj. EBITDA through June 2017 of $324 M • Senior Leadership Announced/Committed to Integration – Joint Integration Management Office – Comprehensive, focused & disciplined approach – $150 M of targeted cost synergies – Transparent & accountable $150 M of Cost Synergies – Proven Capability to Deliver 6 CH2M, Panama Canal Expansion | Panama

Capital Allocation • CH2M Acquisition – $2.85 B equity value – 60% cash / 40% equity – Combination of existing cash and revolver capacity – New committed $1.2 B 3-year term loans • $500 M Share Buy-Back Authorization Over 3 Years – Repurchased 5.2 M shares to date ($250 M spent) – Will continue to execute in an opportunistic manner • Dividend Program – $18 M in dividends paid in Q3; $0.30 per share paid FY17 YTD – Recently announced third quarterly dividend of $0.15 – Current program remains unchanged Delivering Enhanced Shareholder Value

Forward-Looking Statement Disclaimer

Certain statements contained in this presentation constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this presentation that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. For a description of some of the risks, uncertainties and other factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1—Business; Item 1A—Risk Factors; Item 3—Legal Proceedings; and Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Quarterly Report on Form 10-Q for the period ended June 30, 2017, and in particular the discussions contained under Part II, Item 1A – Risk Factors; Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 1 – Legal Proceedings, as well as our other filings with the Securities and Exchange Commission (“SEC”). Neither we nor CH2M is under any duty to update any of the forward-looking statements after the date of this presentation to conform to actual results, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation relates to a proposed business combination between the Company and CH2M. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.